Exhibit 99.4

McCarthy Tétrault LLP Suite 2500 1000 De La Gauchetière Street West Montréal QC H3B 0A2 Canada Tel: 514-397-4100 Fax: 514-875-6246

June 17, 2022

The Lion Electric Company

921, chemin de la Rivière-du-Nord

Saint-Jérôme, Québec

J7Y 5G2

Dear Sirs/Mesdames:

Re:	Consent regarding Prospectus Supplement of The Lion Electric Company

We refer to the prospectus supplement dated June 17, 2022 (the “Prospectus Supplement”) to the short form base shelf prospectus of The Lion Electric Company (the “Registrant”) dated June 15, 2022, contained in the Amendment No. 1 to the registration statement on Form F-10 (File No. 333-265627) filed by the Registrant.

We hereby consent to the use of our firm name in the Prospectus Supplement, on the inside cover page and under the heading “Legal Matters” and to the reference to and use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ McCarthy Tétrault LLP